Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
July 12, 2006.

Item 3	News Release
The news release was disseminated on July 12, 2006 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report that a 250 meter step-out drill hole intersected thick intervals of high-grade silver and base metal mineralization at the Breccia Ridge Zone of the Pitarrilla silver project. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango, Mexico.

Item 5	Description of Material Change
See attached news release 06-27.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
July 12, 2006.

July 12, 2006	Trading Symbols:
News Release 06-27	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS 842 FEET OF 6.4 OZ./TON SILVER, 2.26% ZINC AND
1.26% LEAD IN DEEPER DRILLING AT PITARRILLA, MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that a 250 meter step-out drill hole intersected thick intervals of high-grade silver and base metal mineralization at the Breccia Ridge Zone of the Pitarrilla silver project. The wholly-owned project is located approximately 150 kilometers (90 miles) north of Durango City in the state of Durango, Mexico.

PD-148 intersected 841.8 feet averaging 6.4 ounces of silver per ton (256.6 meters averaging 220.0 grams of silver per tonne), 2.26% zinc and 1.26% lead, including 329.0 feet averaging 7.5 ounces of silver per ton (100.3 meters averaging 258.5 grams of silver per tonne), 3.45% zinc and 1.50% lead.

PD-148 was collared approximately 250 meters along strike and northwest of PD-128, the first deeper hole at Breccia Ridge which was reported on June 5, 2006. PD-128 and PD-148 were drilled to depths of approximately 724 meters and 797 meters respectively.

The metal zonation at Pitarrilla is consistent with other classic Mexican polymetallic deposits, with anomalous copper and gold values intersected at depth in PD-128 and PD-148. To help better define mineralization at depth, Silver Standard has sourced a fourth diamond drill rig with deep drilling capability which is expected to commence operation onsite in the third quarter.

In other Breccia Ridge drilling, highlights include:

•	PD-142, an angled hole located 150 meters west of PD-128, which intersected 6.1 ounces of silver per ton over 195.3 feet (207.4 grams of silver per tonne over 59.5 meters), 1.00% zinc and 0.68% lead.

•

PD-138, an angled hole collared 90 meters southwest of PD-128, which intersected 2.1 ounces of silver per ton over 495.0 feet (70.6 grams of silver per tonne over 150.8 meters), including up to 1.8 ounces of silver per ton and 1.22% combined lead and zinc over 105.0 feet (61.5 grams of silver per tonne over 32.0 meters).

Holes PD-138, PD-142 and PD-148 will add significantly to the silver resources at Pitarrilla and an updated resource estimate for the project that includes results up to PD-148 is expected in the third quarter. Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard is a well-funded silver company that continues to seek resource growth through property acquisitions, exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein.

Forward Looking Statements: Statements in this news release announcing the proposed offering and the anticipated use of proceeds are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including the need to negotiate an underwriting agreement with the managing underwriters and to satisfy the conditions set forth therein; the need to satisfy regulatory and legal requirements with respect to the proposed offering; risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Silver Standard may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

Selected Pitarrilla Diamond Drilling Results – July 2006

Breccia Ridge Zone
Hole No.	Collar Location	Dip/ Azimuth	From (meters)	To (meters)	Interval (meters)	Silver (g/t)	Interval (feet)	Silver (oz./ton)	Zinc (%)	Lead (%)
PD-128(1)	504151E	80°/245°	221.9	723.9	502.0	63.4	1,647.0	1.8
	2811127N		228.1	422.2	194.1	81.9	636.8	2.4
			422.2	482.9	60.6	111.8	199.0	3.3	1.11	0.48
		incl.	422.2	434.3	12.1	261.2	39.8	7.6	1.45	0.77
			539.0	580.6	41.6	20.4	136.5	0.6	3.23
			633.6	679.7	46.1	72.8	151.4	2.1	0.77	0.40
			707.1	723.9	16.8	84.5	55.1	2.5	0.87	0.49
PD-138	504080E	65°/245°	301.8	452.6	150.8	70.6	495.0	2.1	-	-
	2811071N		338.3	406.9	68.6	66.7	225.0	1.9	0.60	0.25
			420.6	452.6	32.0	61.5	105.0	1.8	0.81	0.41
PD-142	504011E	70°/245°	141.7	175.3	33.6	64.0	110.0	1.9	-	-
	2811146N		248.3	307.8	59.5	207.4	195.3	6.1	1.00	0.68
PD-148	504010E	82°/245°	333.8	351.3	17.5	117.1	57.5	3.4	1.22	0.37
	2811345N		502.9	759.5	256.6	220.0	841.8	6.4	2.26	1.26
		incl.	509.0	609.3	100.3	258.5	329.0	7.5	3.45	1.50

Notes: (1) PD-128 – previously reported on June 5, 2006.

Intervals do not denote true thickness, which is to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.